FILE NO.  _____________

                                  FORM U-3A-2
                                      2001

                       SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC

             STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER
             RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                          HOLDING COMPANY ACT OF 1935
                     TO BE FILED ANNUALLY PRIOR TO MARCH 1


                         SOUTH JERSEY INDUSTRIES, INC.


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator
    (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

        The claimant, South Jersey Industries, Inc. (SJI), was organized under the laws of the State of New Jersey; its principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJI is not a public utility company. It is primarily engaged in the business of owning and holding a majority interest in other business enterprises.

        SJI owns all of the outstanding common stock of South Jersey Gas Company (SJG), which was organized under the laws of the State of New Jersey. SJG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJG is a public utility company engaged in the purchase, transmission and sale of natural and mixed gases for residential, commercial, and industrial use in an area of approximately 2,500 square miles in the southern part of New Jersey. SJG also makes off-system sales of natural gas on a wholesale basis to various customers on the interstate pipeline system and transports natural gas purchased directly from producers or suppliers for its own sales and for some of its customers. SJG also assigns or buys capacity for the purchase or transportation of natural gas.

        SJI has a 100% ownership interest in South Jersey Resources Group, LLC
        (SJRG) which was formed on April 1, 1996 under the laws of the State of Delaware. SJRG's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJRG is not a public utility company. It provides services for the sale of natural gas to energy marketers, electric and gas utilities and other wholesale users in the mid-Atlantic and southern regions of the country.

        SJI owns all of the outstanding common stock of South Jersey Energy Company (SJE), which was organized on January 15, 1973 under the laws of the State of New Jersey. SJE's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJE is not a public utility company. SJE provides services for the acquisition, sale and transportation of natural gas and electricity for industrial, commercial and residential users and markets total energy management services. SJE also markets an air quality monitoring system that tests for hazardous airborne particulate on a real-time basis through AirLogics, LLC.

        SJE owns a 50% interest in AirLogics, LLC (AirLogics), a joint venture with GZA GeoEnvironmental, Inc., formed on April 1, 2000 under the laws of the State of Delaware. AirLogics' principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. AirLogics is not a public utility company. It markets a proprietary air monitoring system designed to assist companies involved in environmental clean-up activities.

        SJE owns all of the outstanding common stock of SJ EnerTrade, Inc. (EnerTrade) which was formed on October 22, 1997 under the laws of the State of New Jersey. EnerTrade's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EnerTrade is not a public utility company. It provides services for the sale of natural gas to the casino industry in Atlantic City, New Jersey.

        SJE also has a 50% investment in South Jersey Energy Solutions, LLC
        (SJES), a joint venture with Energy East Solutions, Inc. formed June 1, 1999 under the laws of the State of Delaware. SJES's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJES is not a public utility company. It sells electricity on a retail basis in the mid-Atlantic states.

        SJI owns a 50% interest in Millennium Account Services, LLC (Millennium), a joint venture with Conectiv Solutions, LLC formed January 4, 1999 under the laws of the State of Delaware. Millennium's principal location is 2 Regulus Drive, Suite B, Turnersville, New Jersey 08012. Millennium is not a public utility company. It provides meter reading services in southern New Jersey.

        SJI owns all of the outstanding common stock of Marina Energy LLC (Marina) which was formed on October 1, 2000 under the laws of the State of New Jersey. Marina's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. Marina was established to develop energy related projects in southern New Jersey. Marina is not a public utility company.

        SJI owns all of the outstanding common stock of Energy & Minerals, Inc.
        (EMI), which was organized under the laws of the State of New Jersey. EMI's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. EMI is not a public utility company. It principally owns real estate and the stock of an inactive nonutility subsidiary.

        EMI owns all of the outstanding common stock of South Jersey Fuel, Inc.
        (SJF), which was organized under the laws of the State of New Jersey. SJF's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. SJF is not a public utility company and is presently inactive.

        SJI owns all of the outstanding common stock of R&T Group, Inc. (R&T), which was organized under the laws of the State of New Jersey. R&T's principal location is 1 South Jersey Plaza, Folsom, New Jersey 08037. R&T is not a public utility company. It holds the remaining assets and liabilities of certain nonutility subsidiaries of SJI which were merged into R&T in 1997. R&T is presently inactive.

        Neither the claimant or any of its subsidiaries is an EWG nor do they hold a direct or indirect interest in a foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        SJI does not own directly any properties used for the production, transmission, and distribution of natural or manufactured gas or electric energy.

        The properties of SJG used for the production, transmission, and distribution of natural or manufactured gas include mains, service connections and meters, supplemental gas storage facilities, and an LNG storage and vaporization facility, all of which are located in the State of New Jersey (except that certain gas owned by SJG is stored outside the State and transported when needed). There are 5,200 miles of distribution mains. There are 92 miles of mains in the transmission system. No pipelines of SJG deliver or receive gas at the borders of the State of New Jersey.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

             During 2001, SJG distributed at retail to residential, commercial and industrial customers 26,908 MMcf of natural or manufactured gas and transported 24,723 MMcf of natural gas purchased directly by its industrial, residential and commercial customers. Retail distribution revenues were $291.1 million and transportation revenues were $30.8 million. SJG also sold 4,211 MMcf, or $20.0 million, of natural gas at wholesale for resale within the State of New Jersey.

        (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

             None

        (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

             During 2001, SJG sold 25,906 MMcf, or $125.6 million, of natural gas at wholesale to customers outside the borders of the State of New Jersey.

             Also, throughput related to capacity release amounted to 27,187 MMcf, or $5.6 million in revenues, in 2001.

        (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

             During 2001, SJG purchased approximately 58,913 MMcf of natural gas from out-of-state sources at a total cost, including related expenses, of $335.8 million.

             During 2001, SJG purchased and had delivered to it approximately 202 MMcf of liquefied natural gas by over-the-road truck transport to SJG's LNG Storage and Vaporization facility at McKee City, Atlantic County, New Jersey, at a cost of $1.8 million.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

        (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             The claimant has no direct or indirect interest or investment of any kind in, or has any sales, service or construction contracts of any kind with, an EWG or a foreign utility company.

        (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

             No system company holds any direct or indirect interest in an EWG or foreign utility company.

        (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             The claimant holding company has no capital invested, directly or indirectly; nor does it directly or indirectly guarantee any security debt of an EWG or foreign utility company; nor debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption on another system company.

        (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             None

        (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             None

                                   EXHIBIT A


A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.


                            SOUTH JERSEY INDUSTRIES, INC.

                            /s/ David A. Kindlick
                            DAVID A. KINDLICK
                            Vice President, Treasurer & Chief Financial Officer


CORPORATE SEAL

ATTEST:

/s/ George L. Baulig
GEORGE L. BAULIG
Vice President & Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

             George L. Baulig, Vice President & Corporate Secretary South Jersey Industries, Inc.
             1 South Jersey Plaza
             Folsom, New Jersey 08037

                                   EXHIBIT B



                            EWG ORGANIZATIONAL CHART


                    Not applicable.  See response to Item 4.

                                                    SOUTH JERSEY INDUSTRIES, INC.
                                                  CONSOLIDATING STATEMENT OF INCOME
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                           (In Thousands)

                                               South    South    South
                                     South    Jersey    Jersey   Jersey            Energy &
                                     Jersey     Gas     Energy  Resources Marina  Minerals   R & T              Elimin.
                                    Indust.   Company  Company    Group   Energy    Inc.     Group                 &        Consd.
                                      Inc.    Consd.    Consd.     LLC      LLC    Consd.     Inc.     Total    Adjust.      Total
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Operating Revenues:
  Utility                                $0  $475,918       $0        $0      $0        $0       $0  $475,918  ($30,258)[C]$445,660
  Nonutility                          2,372         0   94,629   367,086      15       158        0   464,260   (72,579)[C] 391,681
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Total Operating Revenues        2,372   475,918   94,629   367,086      15       158        0   940,178  (102,837)    837,341
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Operating Expenses:
  Cost of Gas Sold - Utility              0   335,783        0         0       0         0        0   335,783   (30,196)[C] 305,587
  Cost of Sales - Nonutility              0         0   88,149   360,793       0         0        0   448,942   (70,465)[C] 378,477
  Operations                          1,549    40,423    2,449     1,516       0        35        0    45,972    (1,341)[C]  44,631
  Maintenance                             0     7,771        0         0       0         0        0     7,771         0       7,771
  Depreciation                           57    21,136       16         0       0         0        0    21,209         0      21,209
  Energy and Other Taxes                154    10,396       46         0       0         9        0    10,605         0      10,605
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Total Operating Expenses        1,760   415,509   90,660   362,309       0        44        0   870,282  (102,002)    768,280
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Operating Income                        612    60,409    3,969     4,777      15       114        0    69,896      (835)     69,061
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Other Income:
  Equity in Affiliated Companies        566         0      138         0       0         0        0       704         0         704
  Dividends from Subsidiaries        20,418         0        0         0       0         0        0    20,418   (20,418)[A]       0
  Equity in Undistributed Earnings
   of Subs                            6,325         0        0         0       0         0        0     6,325    (6,325)[A]       0
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Total Other Income             27,309         0      138         0       0         0        0    27,447   (26,743)        704
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Interest Charges:
  Long-Term Debt                          0    17,519        0         0       0         0        0    17,519         0      17,519
  Short-Term Debt and Other             716     2,607      201       326       5         0        0     3,855      (835)[C]   3,020
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Total Interest Charges            716    20,126      201       326       5         0        0    21,374      (835)     20,539
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Preferred Dividend Requirements
 of Subsidiary                            0     3,062        0         0       0         0        0     3,062         0       3,062
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Income Before Income Taxes           27,205    37,221    3,906     4,451      10       114        0    72,907   (26,743)     46,164
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Income Taxes:
  Current Federal and State
   Income Taxes                        (369)   10,539    1,449       664       4      (302)       0    11,985         0      11,985
  Deferred Federal and State
   Income Taxes                         557     5,155      116     1,137       0       345        0     7,310         0       7,310
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Total Income Taxes                188    15,694    1,565     1,801       4        43        0    19,295         0      19,295
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Income from Continuing Operations    27,017    21,527    2,341     2,650       6        71        0    53,612   (26,743)     26,869

Equity in Undistributed Earnings
 of Discontinued Subsidiaries          (455)        0        0         0       0         0        0      (455)      455 [A]       0
Discontinued Operations - Net             0      (207)    (680)        0       0       389       43      (455)        0        (455)
Cumulative Effect of Accounting
 Change - Net                             0         0        0       148       0         0        0       148         0         148
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
      Net Income Applicable to
       Common Stock                 $26,562   $21,320   $1,661    $2,798      $6      $460      $43   $52,850  ($26,288)    $26,562
                                    ======== ========= ======== ========= ======= ========= ======== ========= =========   =========


                                                    SOUTH JERSEY INDUSTRIES, INC.
                                            CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                           (In Thousands)

                                               South    South    South
                                     South    Jersey    Jersey   Jersey           Energy &
                                     Jersey     Gas     Energy  Resources Marina  Minerals   R & T              Elimin.
                                    Indust.   Company  Company    Group   Energy    Inc.      Grop                 &        Consd.
                                      Inc.    Consd.    Consd.     LLC      LLC    Consd.     Inc.     Total    Adjust.      Total
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Retained Earnings - Beginning       $58,004   $65,435   $1,148        $0      $0  ($13,955) ($7,054) $103,578  ($45,574)[B] $58,004

Net Income Applicable to Common
 Stock                               26,562    21,320    1,661     2,798       6       460       43    52,850   (26,288)     26,562
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
                                     84,566    86,755    2,809     2,798       6   (13,495)  (7,011)  156,428   (71,862)     84,566

Dividends Declared - Common Stock    17,348    17,500    2,917         0       0         0        0    37,765   (20,417)[A]  17,348
                                    -------- --------- -------- --------- ------- --------- -------- --------- ---------   ---------
Retained Earnings - Ending          $67,218   $69,255    ($108)   $2,798      $6  ($13,495) ($7,011) $118,663  ($51,445)    $67,218
                                    ======== ========= ======== ========= ======= ========= ======== ========= =========   =========

                                     - 9 -

                                                    SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                              STATEMENT OF INCOME AND RETAINED EARNINGS
                                            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                           (In Thousands)

                    [A]  Dividends from Subsidiaries                                                  $20,417
                         Equity in Undistributed Earnings
                          of Subsidiaries                                                               6,325

                              Investment in Subsidiaries                                                         $5,870
                              Equity in Undistributed Earnings
                                of Discontinued Subsidiaries                                                        455
                              Retained Earnings - Dividends Declared - Common Stock                              20,417

                         To eliminate intercompany dividends paid and equity in undistributed earnings recorded by South Jersey Industries, Inc.

                    [B]  Retained Earnings - 1/1/01                                                   $45,574

                              Investment in Subsidiaries                                                        $45,574

                         To eliminate retained earnings of subsidiaries at 1/1/01 previously recorded by South Jersey
                         Industries, Inc. under the equity method of accounting.

                    [C]  Operating Revenues - Utility                                                 $30,258
                         Operating Revenues - Nonutility                                               72,579

                              Cost of Gas Sold - Utility                                                        $30,196
                              Cost of Sales - Nonutility                                                         70,465
                              Operations                                                                          1,341
                              Interest Expense - Short-Term Debt and Other                                          835

                         To eliminate intercompany revenue and expense.


                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 2001
                                                           (In Thousands)
                                           South    South    South
                                 South    Jersey    Jersey   Jersey           Energy &
                                Jersey      Gas     Energy Resources  Marina  Minerals  R & T                Elimin.
                                Indust.   Company  Company   Group    Energy    Inc.    Group,                  &           Consd.
                                 Inc.     Consd.    Consd.    LLC      LLC     Consd.   Inc.      Total      Adjust.         Total
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Assets

Property, Plant and Equipment:
  Utility Plant, at original
   cost                              $0  $802,491       $0       $0       $0       $0      $0     $802,491         $0      $802,491
  Gas Plant Acquisition
   Adjustment - Net                   0     1,627        0        0        0        0       0        1,627          0         1,627
  Gas Stored Underground              0     1,322        0        0        0        0       0        1,322          0         1,322
    Accumulated Depreciation
     and Amortization                 0  (221,457)       0        0        0        0       0     (221,457)         0      (221,457)
  Nonutility Property and
   Equipment, at cost             1,828         0       96       62   20,753    1,379       0       24,118          0        24,118
    Accumulated Depreciation       (153)        0      (45)      (8)       0     (852)      0       (1,058)         0        (1,058)
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
      Property, Plant and
       Equipment - Net            1,675   583,983       51       54   20,753      527       0      607,043          0       607,043
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Investments:
  Investments in Subsidiaries   222,244         0        0        0        0        0       0      222,244   (222,244)[1]         0
  Available-for-Sale
   Securities                        46     3,093        0        0        0        0       0        3,139          0         3,139
  Restricted                          0         0        0    8,599   14,363        0       0       22,962          0        22,962
  Investment in Affiliates          843         0      526        0        0        0       0        1,369          0         1,369
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
      Total Investments         223,133     3,093      526    8,599   14,363        0       0      249,714   (222,244)       27,470
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Current Assets:
  Cash and Cash Equivalents         139     3,276      292       80       10      165       3        3,965          0         3,965
  Notes Receivable -
   Associated Companies          24,323         0      264        0        0    3,120   1,501       29,208    (29,208)[3]         0
  Notes Receivable-Affiliate          0         0      280        0        0        0       0          280          0           280
  Accounts Receivable                13    39,006   14,667   23,688        0    1,003       0       78,377    (11,627)[2,6]  66,750
  Unbilled Revenues                   0    32,397    2,584        0        0        0       0       34,981          0        34,981
  Provision for Uncollectibles        0    (1,916)    (175)    (570)       0        0       0       (2,661)         0        (2,661)
  Accounts Receivable -
   Associated Companies           1,753       238      366        0        0        8       4        2,369     (2,369)[2]         0
  Natural Gas in Storage,
   Average Cost                       0    59,778        0        0        0        0       0       59,778          0        59,778
  Materials and Supplies,
   Average Cost                       0     3,818        0        0        0        0       0        3,818          0         3,818
  Assets of Discontinued
   Businesses Held for
   Disposal                           0         0        0        0        0        0     242          242          0           242
  Accumulated Deferred Income
   Taxes                              1         0       45      298        0        1       0          345       (345)[4]         0
  Prepaid Taxes                       0     4,650        0        0        0        0       0        4,650          0         4,650
  Energy Trading Assets               0         0        0   47,187        0        0       0       47,187          0        47,187
  Prepayments and Other
   Current Assets                    68     2,800      155        5       37       24       5        3,094          0         3,094
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
       Total Current Assets      26,297   144,047   18,478   70,688       47    4,321   1,755      265,633    (43,549)      222,084
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Regulatory and Other
 Non-Current Assets:
  Gross Receipts & Franchise
   Taxes                              0     2,254        0        0        0        0       0        2,254          0         2,254
  Environmental Remediation
   Costs                              0    61,621        0        0        0        0       0       61,621          0        61,621
  Accumulated Deferred Income
   Taxes                            120         0       41        0        0    1,937      97        2,195     (2,195)[5]         0
  Income Taxes - Flowthrough
   Depreciation                       0     9,575        0        0        0        0       0        9,575          0         9,575
  Deferred Fuel Costs - Net           0    36,798        0        0        0        0       0       36,798          0        36,798
  Deferred Postretirement
   Benefit Costs                      0     4,158        0        0        0        0       0        4,158          0         4,158
  Energy Trading Assets               0         0        0    3,554        0        0       0        3,554          0         3,554
  Derivatives                         0         0        0        0      509        0       0          509          0           509
  Other Regulatory Assets             0     2,386        0        0        0        0       0        2,386          0         2,386
  Other                              51    10,087        0        0        0       15       0       10,153        240 [7]    10,393
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
       Total Regulatory and
        Other Non-Current
        Assets                      171   126,879       41    3,554      509    1,952      97      133,203     (1,955)      131,248
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
             Total Assets      $251,276  $858,002  $19,096  $82,895  $35,672   $6,800  $1,852   $1,255,593  ($267,748)     $987,845
                               ========= ========= ======== ======== ======== ======== ======= ============ ==========     =========

                                                   SOUTH JERSEY INDUSTRIES, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 2001
                                                           (In Thousands)

                                           South    South	 South
                                 South    Jersey    Jersey   Jersey           Energy &
                                Jersey      Gas     Energy  Resources Marina  Minerals  R & T                Elimin.
                                Indust.   Company  Company   Group    Energy    Inc.   Group,                   &           Consd.
                                 Inc.     Consd.    Consd.    LLC      LLC     Consd.   Inc.      Total      Adjust.         Total
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Capitalization and Liabilities

Common Equity:
   Common Stock SJI
    Par Value $1.25 a share
    Authorized - 20,000,000
     shares
    Outstanding - 11,860,990
     shares                     $14,826        $0       $0       $0       $0       $0      $0      $14,826         $0       $14,826
   Common Stock - Subsidiaries        0     5,848       50        0        0   13,282   1,000       20,180    (20,180)[1]         0
   Premium on Common Stock      140,348   132,817    3,500    2,918    2,000    1,584   7,800      290,967   (150,619)[1]   140,348
   Capital Stock Expense           (419)        0        0        0        0        0       0         (419)         0          (419)
   Accumulated Other
    Comprehensive Loss                0    (1,724)       0        0      301        0       0       (1,423)      (264)[7]    (1,687)
   Retained Earnings             67,218    69,255     (108)   2,798        6  (13,495) (7,011)     118,663    (51,445)[1]    67,218
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
      Total Common Equity       221,973   206,196    3,442    5,716    2,307    1,371   1,789      442,794   (222,508)      220,286
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------

Preferred Stock and Securities
 of Subsidiary:
   Series B, 8% - 16,904
    shares                            0     1,690        0        0        0        0       0        1,690          0         1,690
   8.35% Company - Guaranteed
    Mandatorily Redeemable -
    1,400,000 shares                  0    35,000        0        0        0        0       0       35,000          0        35,000
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------

      Total Preferred Stock
       and Securities of
       Subsidiary                     0    36,690        0        0        0        0       0       36,690          0        36,690
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
 Long-Term Debt (less current
  maturities & sinking fund
  requirements)                       0   230,247        0        0   29,000        0       0      259,247          0       259,247
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
Current Liabilities:
   Notes Payable - Banks         16,860   135,500        0        0        0        0       0      152,360          0       152,360
   Notes Payable - Affiliate          0         0       25        0        0        0       0           25          0            25
   Current Maturities of
    Long-Term Debt                    0     9,733        0        0        0        0       0        9,733          0         9,733
   Notes Payable - Associated
    Companies                     4,885         0    5,908   16,865    1,200      350       0       29,208    (29,208)[3]         0
   Accounts Payable                 687    31,459    8,210   17,073    2,790        3       0       60,222    (11,983)[2,6]  48,239
   Accounts Payable to
    Associated Companies            534       933      322      101       37       73      13        2,013     (2,013)[2]         0
   Customer Deposits                  0     5,976        0        0        0        0       0        5,976          0         5,976
   Accumulated Deferred
    Income Taxes                     13    25,504       24    1,435        0       (5)      3       26,974       (345)[4]    26,629
   Taxes Accrued                   (376)    2,904      814     (319)       4      (38)   (246)       2,743          0         2,743
   Environmental Remediation
    Costs                            27    11,052        0        0        0      240       0       11,319          0        11,319
   Interest Accrued                   0     5,722        0        0        0        0       0        5,722          0         5,722
   Dividends Declared             4,389        34        0        0        0        0       0        4,423          0         4,423
   Energy Trading Liabilities         0         0        0   38,991        0        0       0       38,991          0        38,991
   Other Current Liabilities      1,231     1,995      141       86      126      384      21        3,984          0         3,984
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
      Total Current
       Liabilities               28,250   230,812   15,444   74,232    4,157    1,007    (209)     353,693    (43,549)      310,144
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------

Deferred Credits and Other
 Non-Current Liabilities:
   Pension and Other
    Postretirement Benefits         298    17,567      155        0        0      348     257       18,625        688 [7]    19,313
   Deferred Income Taxes - Net       48    86,321       55        0      208      449      15       87,096     (2,379)[5,7]  84,717
   Investment Tax Credits             0     4,166        0        0        0        0       0        4,166          0         4,166
   Environmental Remediation
    Costs                            59    37,739        -        -        -    3,625       -       41,423          -        41,423
   Energy Trading Liabilities         0         0        0    2,947        0        0       0        2,947          0         2,947
   Other                            648     8,264        0        0        0        0       0        8,912          0         8,912
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
     Total Def. Credits and
      Other Non-Current
      Liabilities                 1,053   154,057      210    2,947      208    4,422     272      163,169     (1,691)      161,478
                               --------- --------- -------- -------- -------- -------- ------- ------------ ----------     ---------
         Total Capitalization
          and Liabilities      $251,276  $858,002  $19,096  $82,895  $35,672   $6,800  $1,852   $1,255,593  ($267,748)     $987,845
                               ========= ========= ======== ======== ======== ======== ======= ============ ==========     =========


                                                   SOUTH JERSEY INDUSTRIES, INC.
                                             CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                 BALANCE SHEET - DECEMBER 31, 2001


                    [1]  Common Stock - Subsidiaries                                               $20,180
                         Premium on Common Stock                                                   150,619
                         Retained Earnings                                                          51,444

                              Investment in Subsidiaries                                                     $222,245

                         To eliminate South Jersey Industries, Inc. investment in subsidiaries which is maintained on the equity method of accounting.

                    [2]  Accounts Payable - Associated Companies                                    $2,013
                         Accounts Payable                                                              357

                               Accounts Receivable - Associated Companies                                      $2,369
                               Accounts Receivable                                                                  1

                         To eliminate intercompany accounts receivable and payable.

                    [3]  Notes Payable - Associated Companies                                      $29,208

                               Notes Receivable - Associated Companies                                        $29,208

                         To eliminate intercompany short-term notes between South Jersey Industries, Inc. and Subsidiaries

                    [4]  Accumulated Deferred Income Taxes - Current Liability                        $345

                               Accumulated Deferred Income Taxes - Current Asset                                 $345

                         To net current accumulated DFIT asset and liability

                    [5]  Accumulated Deferred Income Taxes - Non Current Liability                  $2,195

                               Accumulated Deferred Income Taxes - Non Current Asset                           $2,195

                         To net noncurrent accumulated DFIT asset and liability

                    [6]  Accounts Payable                                                          $11,626

                               Accounts Receivable                                                            $11,626

                         To eliminate intercompany gas receivable and payable.

                    [7]  Other Non-Current Assets                                                     $240
                         Accumulated Other Comprehensive Income                                        264
                         Accumulated Deferred Income Taxes - Non-Current Liability                     184

                               Pension and Other Postretirement Benefits                                         $688

                         To record minimum pension liability.


                                                  SOUTH JERSEY GAS COMPANY
                                              CONSOLIDATING STATEMENT OF INCOME
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                       (In Thousands)

                                                                 South Jersey                Eliminations
                                                   South Jersey  Gas Company                      &             Consolidated
                                                   Gas Company   Capital Trust    Total      Adjustments           Total
                                                   ------------  ------------- ------------  ------------       ------------
Operating Revenues:
  Utility                                             $479,091            $0      $479,091       ($3,173)[A,B,C]   $475,918
  Nonutility                                                 0         3,013         3,013        (3,013)[A]              0
                                                   ------------  ------------  ------------  ------------       ------------
      Total Operating Revenues                         479,091         3,013       482,104        (6,186)           475,918
                                                   ------------  ------------  ------------  ------------       ------------
Operating Expenses:
  Cost of Gas Sold - Utility                           335,783             0       335,783             0            335,783
  Cost of Sales - Nonutility                                 0             0             0             0                  0
  Operations                                            40,276             0        40,276           147 [C]         40,423
  Maintenance                                            7,771             0         7,771             0              7,771
  Depreciation                                          21,136             0        21,136             0             21,136
  Energy and Other Taxes                                10,396             0        10,396             0             10,396
                                                   ------------  ------------  ------------  ------------       ------------
      Total Operating Expenses                         415,362             0       415,362           147            415,509
                                                   ------------  ------------  ------------  ------------       ------------
Operating Income                                        63,729         3,013        66,742        (6,333)            60,409
                                                   ------------  ------------  ------------  ------------       ------------
Other Income:
  Equity in Affiliated Companies                             0             0             0             0                  0
  Dividends from Subsidiaries                                0             0             0             0                  0
  Equity in Undistributed Earnings of Subs                   0             0             0             0                  0
                                                   ------------  ------------  ------------  ------------       ------------
      Total Other Income                                     0             0             0             0                  0
                                                   ------------  ------------  ------------  ------------       ------------
Interest Charges:
  Long-Term Debt                                        20,532             0        20,532        (3,013)[A]         17,519
  Short-Term Debt and Other                              5,837             0         5,837        (3,230)[B]          2,607
                                                   ------------  ------------  ------------  ------------       ------------
      Total Interest Charges                            26,369             0        26,369        (6,243)            20,126
                                                   ------------  ------------  ------------  ------------       ------------
Preferred Dividend Requirements of Subsidiary              139         2,923         3,062             0              3,062
                                                   ------------  ------------  ------------  ------------       ------------
Income Before Income Taxes                              37,221            90        37,311           (90)            37,221
                                                   ------------  ------------  ------------  ------------       ------------
Income Taxes:
  Current Federal and State Income Taxes                10,539             0        10,539             0             10,539
  Deferred Federak and State Income Taxes                5,155             0         5,155             0              5,155
                                                   ------------  ------------  ------------  ------------       ------------
      Total Income Taxes                                15,694             0        15,694             0             15,694

Income from Continuing Operations                       21,527            90        21,617           (90)            21,527

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                   0             0             0             0                  0
Discontinued Operations - Net                             (207)            0          (207)            0               (207)
Cumulative Effect of Accounting Change - Net                 0             0             0             0                  0
                                                   ------------  ------------  ------------  ------------       ------------
      Net Income Applicable to Common Stock            $21,320           $90       $21,410          ($90)           $21,320
                                                   ============  ============  ============  ============       ============

                                     - 14 -

                                                  SOUTH JERSEY GAS COMPANY
                                        CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                       (In Thousands)

                                                                 South Jersey                Eliminations
                                                   South Jersey  Gas Company                      &             Consolidated
                                                   Gas Company   Capital Trust    Total      Adjustments           Total
                                                   ------------  ------------- ------------  ------------       ------------
Retained Earnings - Beginning                          $65,435            $0       $65,435            $0            $65,435

Net Income Applicable to Common Stock                   21,320            90        21,410           (90)            21,320
                                                   ------------  ------------  ------------  ------------       ------------
                                                        86,755            90        86,845           (90)            86,755

Dividends Declared - Common Stock                       17,500            90        17,590           (90)[A]         17,500
                                                   ------------  ------------  ------------  ------------       ------------
Retained Earnings - Ending                             $69,255            $0       $69,255            $0            $69,255
                                                   ============  ============  ============  ============       ============

                                     - 15 -

                                                  SOUTH JERSEY GAS COMPANY
                                         CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                          STATEMENT OF INCOME AND RETAINED EARNINGS
                                        FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                       (In Thousands)

                    [A]  Operating Revenues - Utility                                  $90
                         Operating Revenues - Nonutility                             3,013

                              Interest Expense - Long-Term Debt                                   $3,013
                              Retained Earnings - Dividends Declared - Common Stock                   90

                         To eliminate intercompany dividends
                         and interest


                    [B]  Operating Revenues - Utility                                3,230

                              Interest Expense - Short-Term Debt & Other                           3,230

                         To reclass carrying cost recoveries


                    [C]  Operations                                                    147

                              Operating Revenues - Utility                                           147

                         To reclass profits from appliance service


                                     - 16 -

                                                SOUTH JERSEY GAS COMPANY
                                               CONSOLIDATING BALANCE SHEET
                                                 AS OF DECEMBER 31, 2001
                                                     (In Thousands)

                                                              South Jersey                  Eliminations
                                               South Jersey    Gas Company                       &                Consolidated
                                               Gas Company    Capital Trust      Total      Adjustments              Total
                                               ------------   -------------   -----------   ------------          ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                 $802,491              $0      $802,491             $0              $802,491
  Gas Plant Acquisition Adjustment - Net             1,627               0         1,627              0                 1,627
  Gas Stored Underground                             1,322               0         1,322              0                 1,322
    Accumulated Depreciation and Amortization     (221,457)              0      (221,457)             0              (221,457)
  Nonutility Property and Equipment, at cost             0               0             0              0                     0
    Accumulated Depreciation                             0               0             0              0                     0
                                               ------------   -------------   -----------   ------------          ------------
      Property, Plant and Equipment - Net          583,983               0       583,983              0               583,983
                                               ------------   -------------   -----------   ------------          ------------
Investments:
  Investments in Subsidiaries                        1,082               0         1,082         (1,082)[1]                 0
  Available-for-Sale Securities                      3,093               0         3,093              0                 3,093
  Restricted                                             0               0             0              0                     0
  Investment in Affiliates                               0               0             0              0                     0
                                               ------------   -------------   -----------   ------------          ------------
      Total Investments                              4,175               0         4,175         (1,082)                3,093
                                               ------------   -------------   -----------   ------------          ------------
Current Assets:
  Cash and Cash Equivalents                          3,276               0         3,276              0                 3,276
  Notes Receivable - Associated Companies                0          36,082        36,082        (36,082)[1]                 0
  Notes Receivable - Affiliate                           0               0             0              0                     0
  Accounts Receivable                               39,006               0        39,006              0                39,006
  Unbilled Revenues                                 32,397               0        32,397              0                32,397
  Provision for Uncollectibles                      (1,916)              0        (1,916)             0                (1,916)
  Accounts Receivable - Associated Companies           238               0           238              0                   238
  Natural Gas in Storage, Average Cost              59,778               0        59,778              0                59,778
  Materials and Supplies, Average Cost               3,818               0         3,818              0                 3,818
  Assets of Discontinued Businesses Held for
   Disposal                                              0               0             0              0                     0
  Accumulated Deferred Income Taxes                    857               0           857           (857)[6]                 0
  Prepaid Taxes                                      4,672               0         4,672            (22)[4]             4,650
  Dividends Receivable                                   0               0             0              0                     0
  Energy Trading Assets                                  0               0             0              0                     0
  Prepayments and Other Current Assets               2,800               0         2,800              0                 2,800
                                               ------------   -------------   -----------   ------------          ------------
       Total Current Assets                        144,926          36,082       181,008        (36,961)              144,047
                                               ------------   -------------   -----------   ------------          ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                   2,254               0         2,254              0                 2,254
  Environmental Remediation Costs                   61,972               0        61,972           (351)[3]            61,621
  Accumulated Deferred Income Taxes                 10,390               0        10,390        (10,390)[5,6]               0
  Income Taxes - Flowthrough Depreciation            9,575               0         9,575              0                 9,575
  Deferred Fuel Costs - Net                         59,910               0        59,910        (23,112)[2,3]          36,798
  Deferred Postretirement Benefit Costs              4,158               0         4,158              0                 4,158
  Unamortized Debit Discount and Expense             5,957               0         5,957              0                 5,957
  Energy Trading Assets                                  0               0             0              0                     0
  Derivatives                                            0               0             0              0                     0
  Other Regulatory Assets                                0               0             0          2,386 [9]             2,386
  Other                                              4,237               0         4,237           (107)[8,9]           4,130
                                               ------------   -------------   -----------   ------------          ------------
       Total Regulatory and Other Non-Current
        Assets                                     158,453               0       158,453        (31,574)              126,879
                                               ------------   -------------   -----------   ------------          ------------
             Total Assets                         $891,537         $36,082      $927,619       ($69,617)             $858,002
                                               ============   =============   ===========   ============          ============

                                     - 17 -

                                                SOUTH JERSEY GAS COMPANY
                                               CONSOLIDATING BALANCE SHEET
                                                 AS OF DECEMBER 31, 2001
                                                     (In Thousands)

                                                              South Jersey                  Eliminations
                                               South Jersey    Gas Company                       &                Consolidated
                                               Gas Company    Capital Trust      Total      Adjustments              Total
                                               ------------   -------------   -----------   ------------          ------------
Capitalization and Liabilities

Common Equity:
   Common Stock SJG
    Par Value $2.50 a share
    Authorized - 4,000,000 shares
    Outstanding - 2,339,139 shares                  $5,848              $0        $5,848             $0                $5,848
   Common Stock - Subsidiary                             0           1,082         1,082         (1,082)[1]                 0
   Premium on Common Stock                         132,817               0       132,817              0               132,817
   Capital Stock Expense                                 0               0             0              0                     0
   Accumulated Other Comprehensive Loss                  0               0             0         (1,724)[8]            (1,724)
   Retained Earnings                                69,255               0        69,255              0                69,255
                                               ------------   -------------   -----------   ------------          ------------
      Total Common Equity                          207,920           1,082       209,002         (2,806)              206,196
                                               ------------   -------------   -----------   ------------          ------------

Preferred Stock and Securities of Subsidiary:
   Series B, 8%   -16,904 shares                     1,690               0         1,690              0                 1,690
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                       0          35,000        35,000              0                35,000
                                               ------------   -------------   -----------   ------------          ------------
      Total Preferred Stock and Securities
       of Subsidiary                                 1,690          35,000        36,690              0                36,690
                                               ------------   -------------   -----------   ------------          ------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                     266,329               0       266,329        (36,082)[1]           230,247
                                               ------------   -------------   -----------   ------------          ------------
Current Liabilities:
   Notes Payable - Banks                           135,500               0       135,500              0               135,500
   Notes Payable - Affiliate                             0               0             0              0                     0
   Current Maturities of Long-Term Debt              9,733               0         9,733              0                 9,733
   Notes Payable - Associated Companies                  0               0             0              0                     0
   Accounts Payable                                 31,459               0        31,459              0                31,459
   Accounts Payable to Associated Companies            933               0           933              0                   933
   Customer Deposits                                 5,976               0         5,976              0                 5,976
   Accumulated Deferred Income Taxes                22,168               0        22,168          3,336 [6,7]          25,504
   Taxes Accrued                                     4,873               0         4,873         (1,969)[4,5]           2,904
   Environmental Remediation Costs                  11,052               0        11,052              0                11,052
   Interest Accrued                                  5,722               0         5,722              0                 5,722
   Dividends Delcared                                   34               0            34              0                    34
   Energy Trading Liabilities                            0               0             0              0                     0
   Other Current Liabilities                         1,995               0         1,995              0                 1,995
                                               ------------   -------------   -----------   ------------          ------------
      Total Current Liabilities                    229,445               0       229,445          1,367               230,812
                                               ------------   -------------   -----------   ------------          ------------
Deferred Credits and Other Non-Current
 Liabilities:
   Pension and Other Postretirement Benefits        12,365               0        12,365          5,202 [8]            17,567
   Deferred Income Taxes - Net                     100,156               0       100,156        (13,835)[6,7,8]        86,321
   Investment Tax Credits                            4,166               0         4,166              0                 4,166
   Deferred Revenues - Net                          23,463               0        23,463        (23,463)[2]                 0
   Environmental Remediation Costs                  37,739               -        37,739              -                37,739
   Energy Trading Liabilities                            0               0             0              0                     0
   Other                                             8,264               0         8,264              0                 8,264
                                               ------------   -------------   -----------   ------------          ------------
     Total Def.  Credits and Other Non-Current
      Liabilities                                  186,153               0       186,153        (32,096)              154,057
                                               ------------   -------------   -----------   ------------          ------------
           Total Capitalization and
            Liabilities                           $891,537         $36,082      $927,619       ($69,617)             $858,002
                                               ============   =============   ===========   ============          ============


                                     - 18 -

                                                SOUTH JERSEY GAS COMPANY
                                       CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                            BALANCE SHEET - DECEMBER 31, 2001
                                                     (In Thousands)



                    [1]  Common Stock - Subsidiary                                               $1,082
                         Long-Term Debt                                                          36,082

                             Notes Receivable - Assoc. Co.                                                     $36,082
                             Investment in Subsidiary                                                            1,082

                         To eliminate South Jersey Gas Company investment in subsidiary which is maintained on the equity method of accounting.

                    [2]  Deferred Revenue - Net                                                  23,463

                             Deferred Fuel Costs - Net                                                          23,463

                         To net deferred fuel costs

                    [3]  Deferred Fuel Costs - Net                                                  351

                             Environmental Remediation Costs                                                       351

                         To net environmental costs with deferred RAC recoveries

                    [4]  Taxes Accrued                                                               22

                             Prepaid Taxes                                                                          22

                         To net Sales & Use tax

                    [5]  Taxes Accrued                                                            1,947

                             Accumulated Deferred Income Taxes                                                   1,947

                         To record alternative minimum tax

                    [6]  Accumulated Deferred Income Tax                                            857
                         Accumulated Deferred Income Tax                                          8,443

                             Accumulated Deferred Income Tax                                                       857
                             Accumulated Deferred Income Tax                                                     8,443

                         To net current and long-term portions of accumulated deferred income tax

                    [7]  Accumulated Deferred Income Tax                                          4,193

                             Accumulated Deferred Income Tax                                                     4,193

                         To reclassify current deferred state taxes

                    [8]  Accumulated Deferred Income Tax                                          1,199
                         Other Comprehensive Income                                               1,724
                         Other Non-Current Assets                                                 2,279

                             Pen & Other Post Retirement Ben Reserve                                             5,202

                         To record additional pension liability

                    [9]  Other Regulatory Assets                                                  2,386

                             Other Assets Non-Current                                                            2,386

                         To reclassify other regulatory assets


                                     - 19 -

                                               SOUTH JERSEY ENERGY COMPANY
                                            CONSOLIDATING STATEMENT OF INCOME
                                      FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                     (In Thousands)

                                                                     SJ                     Eliminations
                                                 South Jersey    EnerTrade,                      &         Consolidated
                                                Energy Company      Inc.         Total      Adjustments       Total
                                                 -------------  ------------  ------------  ------------   ------------
Operating Revenues:
  Utility                                                  $0            $0            $0            $0             $0
  Nonutility                                           85,776        10,292        96,068        (1,439)[C]     94,629
                                                 -------------  ------------  ------------  ------------   ------------
      Total Operating Revenues                         85,776        10,292        96,068        (1,439)        94,629
                                                 -------------  ------------  ------------  ------------   ------------
Operating Expenses:
  Cost of Gas Sold - Utility                                0             0             0             0              0
  Cost of Sales - Nonutility                           79,647         9,941        89,588        (1,439)[C]     88,149
  Operations                                            2,344           105         2,449             0          2,449
  Maintenance                                               0             0             0             0              0
  Depreciation                                             16             0            16             0             16
  Energy and Other Taxes                                   46             0            46             0             46
                                                 -------------  ------------  ------------  ------------   ------------
      Total Operating Expenses                         82,053        10,046        92,099        (1,439)        90,660
                                                 -------------  ------------  ------------  ------------   ------------
Operating Income                                        3,723           246         3,969             0          3,969
                                                 -------------  ------------  ------------  ------------   ------------
Other Income:
  Equity in Affiliated Companies                          (48)          186           138             0            138
  Dividends from Subsidiaries                               0             0             0             0              0
  Equity in Undistributed Earnings of Subs                258             0           258          (258)[A]          0
                                                 -------------  ------------  ------------  ------------   ------------
      Total Other Income                                  210           186           396          (258)           138
                                                 -------------  ------------  ------------  ------------   ------------
Interest Charges:
  Long-Term Debt                                            0             0             0             0              0
  Short-Term Debt and Other                               183            18           201             0            201
                                                 -------------  ------------  ------------  ------------   ------------
      Total Interest Charges                              183            18           201             0            201
                                                 -------------  ------------  ------------  ------------   ------------
Preferred Dividend Requirements of Subsidiary               0             0             0             0              0
                                                 -------------  ------------  ------------  ------------   ------------
Income Before Income Taxes                              3,750           414         4,164          (258)         3,906
                                                 -------------  ------------  ------------  ------------   ------------
Income Taxes:
  Current Federal and State Income Taxes                1,357            92         1,449             0          1,449
  Deferred Federal and State Income Taxes                  52            64           116             0            116
                                                 -------------  ------------  ------------  ------------   ------------
      Total Income Taxes                                1,409           156         1,565             0          1,565
                                                 -------------  ------------  ------------  ------------   ------------
Income from Continuing Operations                       2,341           258         2,599          (258)         2,341

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                                  0             0             0             0              0
Discontinued Operations - Net                            (680)            0          (680)            0           (680)
Cumulative Effect of Accounting Change - Net                0             0             0             0              0
                                                 -------------  ------------  ------------  ------------   ------------
      Net Income Applicable to Common Stock            $1,661          $258        $1,919         ($258)        $1,661
                                                 =============  ============  ============  ============   ============

                                     - 20 -

                                               SOUTH JERSEY ENERGY COMPANY
                                      CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                      FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                     (In Thousands)

                                                 South Jersey        SJ                     Eliminations
                                                    Energy       EnerTrade,                      &         Consolidated
                                                    Company         Inc.         Total      Adjustments       Total
                                                 -------------  ------------  ------------  ------------   ------------
Retained Earnings - Beginning                          $1,148        $1,438        $2,586       ($1,438)[B]     $1,148

Net Income Applicable to Common Stock                   1,661           258         1,919          (258)[A]      1,661
                                                 -------------  ------------  ------------  ------------   ------------
                                                        2,809         1,696         4,505        (1,696)         2,809

Dividends Declared - Common Stock                       2,917         2,917         5,834        (2,917)[A]      2,917
                                                 -------------  ------------  ------------  ------------   ------------
Retained Earnings - Ending                              ($108)      ($1,221)      ($1,329)       $1,221          ($108)
                                                 =============  ============  ============  ============   ============

                                     - 21 -

                                               SOUTH JERSEY ENERGY COMPANY
                                       CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                        STATEMENT OF INCOME AND RETAINED EARNINGS
                                      FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                     (In Thousands)

                    [A]  Investment in Subsidiary                                              $3,175

                              Equity in Undistributed Earnings of Subsidiary                                   $258
                              Retained Earnings - Dividends Declared - Common Stock                          $2,917

                         To eliminate intercompany dividends and equity in undistributed earnings recorded by South Jersey
                         Energy Company.

                    [B]  Retained Earnings                                                     $1,438

                              Investment in Subsidiary                                                       $1,438

                         To eliminate retained earnings of subsidiary at 1/1/2001 previously recorded by South Jersey Energy Company, Inc.
                         under the equity method of accounting.

                    [C]  Operating Revenues - Nonutility                                       $1,439

                              Operating Expense - Nonutility                                                 $1,439

                         To eliminate intercompany revenue and expense.


                                     - 22 -

                                                  SOUTH JERSEY ENERGY COMPANY
                                                  CONSOLIDATING BALANCE SHEET
                                                    AS OF DECEMBER 31, 2001
                                                        (In Thousands)

                                                                          SJ                       Eliminations
                                                      South Jersey    EnerTrade,                        &         Consolidated
                                                     Energy Company      Inc.          Total       Adjustments       Total
                                                     --------------  ------------   ------------   ------------   ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                              $0             $0             $0             $0             $0
  Gas Plant Acquisition Adjustment - Net                        0              0              0              0              0
  Gas Stored Underground                                        0              0              0              0              0
    Accumulated Depreciation and Amortization                   0              0              0              0              0
  Nonutility Property and Equipment, at cost                   94              2             96              0             96
    Accumulated Depreciation                                  (44)            (1)           (45)             0            (45)
                                                      ------------   ------------   ------------   ------------   ------------
      Property, Plant and Equipment - Net                      50              1             51              0             51
                                                      ------------   ------------   ------------   ------------   ------------
Investments:
  Investments in Subsidiaries                                 379              0            379           (379)[1]          0
  Available-for-Sale Securities                                 0              0              0              0              0
  Restricted                                                    0              0              0              0              0
  Investment in Affiliates                                    526              0            526              0            526
                                                      ------------   ------------   ------------   ------------   ------------
      Total Investments                                       905              0            905           (379)           526
                                                      ------------   ------------   ------------   ------------   ------------
Current Assets:
  Cash and Cash Equivalents                                   283              9            292              0            292
  Notes Receivable - Associated Companies                       0            264            264              0            264
  Notes Receivable - Affiliate                                280              0            280              0            280
  Accounts Receivable                                      13,990            677         14,667              0         14,667
  Unbilled Revenues                                         2,584              0          2,584              0          2,584
  Provision for Uncollectibles                               (175)             0           (175)             0           (175)
  Accounts Receivable - Associated Companies                    7            359            366              0            366
  Natural Gas in Storage, Average Cost                          0              0              0              0              0
  Materials and Supplies, Average Cost                          0              0              0              0              0
  Assets of Discontinued Businesses Held for Disposal           0              0              0              0              0
  Accumulated Deferred Income Taxes                            45              0             45              0             45
  Prepaid Taxes                                                 0              0              0              0              0
  Dividends Receivable                                          0              0              0              0              0
  Energy Trading Assets                                         0              0              0              0              0
  Prepayments and Other Current Assets                        153              2            155              0            155
                                                      ------------   ------------   ------------   ------------   ------------
       Total Current Assets                                17,167          1,311         18,478              0         18,478
                                                      ------------   ------------   ------------   ------------   ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                              0              0              0              0              0
  Environmental Remediation Costs                               0              0              0              0              0
  Accumulated Deferred Income Taxes                            37              4             41              0             41
  Income Taxes - Flowthrough Depreciation                       0              0              0              0              0
  Deferred Fuel Costs - Net                                     0              0              0              0              0
  Deferred Postretirement Benefit Costs                         0              0              0              0              0
  Energy Trading Assets                                         0              0              0              0              0
  Derivatives                                                   0              0              0              0              0
  Other Regulatory Assets                                       0              0              0              0              0
  Other                                                         0              0              0              0              0
                                                      ------------   ------------   ------------   ------------   ------------
       Total Regulatory and Other Non-Current Assets           37              4             41              0             41
                                                      ------------   ------------   ------------   ------------   ------------
             Total Assets                                 $18,159         $1,316        $19,475          ($379)       $19,096
                                                      ============   ============   ============   ============   ============

                                     - 23 -

                                                  SOUTH JERSEY ENERGY COMPANY
                                                  CONSOLIDATING BALANCE SHEET
                                                    AS OF DECEMBER 31, 2001
                                                        (In Thousands)

                                                                          SJ                       Eliminations
                                                      South Jersey    EnerTrade,                        &         Consolidated
                                                     Energy Company      Inc.          Total       Adjustments       Total
                                                     --------------  ------------   ------------   ------------   ------------
Capitalization and Liabilities

Common Equity:
   Common Stock SJE
    No Par Value
    Authorized - 2,500 shares
    Outstanding - 500 shares                                  $50             $0            $50             $0            $50
   Common Stock - Subsidiaries                                  0              1              1             (1)[1]          0
   Premium on Common Stock                                  3,500          1,599          5,099         (1,599)[1]      3,500
   Capital Stock Expense                                        0              0              0              0              0
   Accumulated Other Comprehensive Income                       0              0              0              0              0
   Retained Earnings                                         (108)        (1,221)        (1,329)         1,221 [1]       (108)
                                                      ------------   ------------   ------------   ------------   ------------
      Total Common Equity                                   3,442            379          3,821           (379)         3,442
                                                      ------------   ------------   ------------   ------------   ------------

Preferred Stock and Securities of Subsidiary:
   Series B, 8%   -16,904  shares                               0              0              0              0              0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                              0              0              0              0              0
                                                      ------------   ------------   ------------   ------------   ------------
      Total Preferred Stock and Securities of
       Subsidiary                                               0              0              0              0              0
                                                      ------------   ------------   ------------   ------------   ------------
 Long-Term Debt (less current maturities
  & sinking fund requirements)                                  0              0              0              0              0
                                                      ------------   ------------   ------------   ------------   ------------
Current Liabilities:
   Notes Payable - Banks                                        0              0              0              0              0
   Notes Payable - Affiliate                                   25              0             25              0             25
   Current Maturities of Long-Term Debt                         0              0              0              0              0
   Notes Payable - Associated Companies                     5,908              0          5,908              0          5,908
   Accounts Payable                                         7,729            481          8,210              0          8,210
   Accounts Payable to Associated Companies                   313              9            322              0            322
   Customer Deposits                                            0              0              0              0              0
   Accumulated Deferred Income Taxes                           23              1             24              0             24
   Taxes Accrued                                              392            422            814              0            814
   Environmental Remediation Costs                              0              0              0              0              0
   Interest Accrued                                             0              0              0              0              0
   Dividends Delcared                                           0              0              0              0              0
   Energy Trading Liabilities                                   0              0              0              0              0
   Other Current Liabilities                                  141              0            141              0            141
                                                      ------------   ------------   ------------   ------------   ------------
      Total Current Liabilities                            14,531            913         15,444              0         15,444
                                                      ------------   ------------   ------------   ------------   ------------
Deferred Credits and Other Non-Current Liabilities:
   Pension and Other Postretirement Benefits                  153              2            155              0            155
   Deferred Income Taxes - Net                                 33             22             55              0             55
   Investment Tax Credits                                       0              0              0              0              0
   Environmental Remediation Costs                              -              -              0              -              0
   Energy Trading Liabilities                                   0              0              0              0              0
   Other                                                        0              0              0              0              0
                                                      ------------   ------------   ------------   ------------   ------------
     Total Def. Credits and Other Non-Current
      Liabilities                                             186             24            210              0            210
                                                      ------------   ------------   ------------   ------------   ------------
           Total Capitalization and Liabilities           $18,159         $1,316        $19,475          ($379)       $19,096
                                                      ============   ============   ============   ============   ============

                                     - 24 -

                                                  SOUTH JERSEY ENERGY COMPANY
                                          CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                               BALANCE SHEET - DECEMBER 31, 2001
                                                        (In Thousands))



                    [1]  Common Stock - Subsidiary                                           $1
                         Premium on Common Stock                                          1,599

                              Retained Earnings                                                         $1,221
                              Investment in Subsidiary                                                    $379

                         To eliminate South Jersey Energy Company, Inc. investment in subsidiary which is maintained on the equity method of accounting.


                                     - 25 -

                                             ENERGY & MINERALS, INC.
                                        CONSOLIDATING STATEMENT OF INCOME
                                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                 (In Thousands)

                                                         South Jersey                Eliminations
                                            Energy &         Fuel                         &         Consolidated
                                          Minerals, Inc. Company, Inc.    Total      Adjustments       Total
                                          -------------  ------------  ------------  ------------   ------------
Operating Revenues:
  Utility                                           $0            $0            $0            $0             $0
  Nonutility                                       158             0           158             0            158
                                          -------------  ------------  ------------  ------------   ------------
      Total Operating Revenues                     158             0           158             0            158
                                          -------------  ------------  ------------  ------------   ------------
Operating Expenses:
  Cost of Gas Sold - Utility                         0             0             0             0              0
  Cost of Sales - Nonutility                         0             0             0             0              0
  Operations                                        35             0            35             0             35
  Maintenance                                        0             0             0             0              0
  Depreciation                                       0             0             0             0              0
  Energy and Other Taxes                             9             0             9             0              9
                                          -------------  ------------  ------------  ------------   ------------
      Total Operating Expenses                      44             0            44             0             44
                                          -------------  ------------  ------------  ------------   ------------
Operating Income                                   114             0           114             0            114
                                          -------------  ------------  ------------  ------------   ------------
Other Income:
  Equity in Affiliated Companies                     0             0             0             0              0
  Dividends from Subsidiaries                        0             0             0             0              0
  Equity in Undistributed Earnings
   of Subs                                         (74)            0           (74)           74              0
                                          -------------  ------------  ------------  ------------   ------------
      Total Other Income                           (74)            0           (74)           74              0
                                          -------------  ------------  ------------  ------------   ------------
Interest Charges:
  Long-Term Debt                                     0             0             0             0              0
  Short-Term Debt and Other                          0             0             0             0              0
                                          -------------  ------------  ------------  ------------   ------------
      Total Interest Charges                         0             0             0             0              0
                                          -------------  ------------  ------------  ------------   ------------
Preferred Dividend Requirements of
 Subsidiary                                          0             0             0             0              0
                                          -------------  ------------  ------------  ------------   ------------
Income Before Income Taxes                          40             0            40            74            114
                                          -------------  ------------  ------------  ------------   ------------
Income Taxes:
  Current Federal and State Income Taxes          (302)            0          (302)            0           (302)
  Deferred Federal and State Income Taxes          345             0           345             0            345
                                          -------------  ------------  ------------  ------------   ------------
      Total Income Taxes                            43             0            43             0             43
                                          -------------  ------------  ------------  ------------   ------------
Income from Continuing Operations                   (3)            0            (3)           74             71

Equity in Undistributed Earnings of
 Discontinued Subsidiaries                           0             0             0             0              0
Discontinued Operations - Net                      463           (74)          389             0            389
Cumulative Effect of Accounting
 Change - Net                                        0             0             0             0              0
                                          -------------  ------------  ------------  ------------   ------------
      Net Income Applicable to Common
       Stock                                      $460          ($74)         $386           $74           $460
                                          =============  ============  ============  ============   ============

                                     - 26 -

                                             ENERGY & MINERALS, INC.
                                  CONSOLIDATING STATEMENT OF RETAINED EARNINGS
                                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                 (In Thousands)

                                                         South Jersey                Eliminations
                                            Energy &         Fuel                         &         Consolidated
                                          Minerals, Inc. Company, Inc.    Total      Adjustments       Total
                                          -------------  ------------  ------------  ------------   ------------

Retained Earnings - Beginning                 ($13,955)      ($1,638)     ($15,593)       $1,638 [B]   ($13,955)

Net Income Applicable to Common Stock              460           (74)          386            74 [A]        460
                                          -------------  ------------  ------------  ------------   ------------
                                               (13,495)       (1,712)      (15,207)        1,712        (13,495)

Dividends Declared - Common Stock                    0             0             0             0              0
                                          -------------  ------------  ------------  ------------   ------------
Retained Earnings - Ending                    ($13,495)      ($1,712)     ($15,207)       $1,712       ($13,495)
                                          =============  ============  ============  ============   ============

                                     - 27 -

                                             ENERGY & MINERALS, INC.
                                   CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                    STATEMENT OF INCOME AND RETAINED EARNINGS
                                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001
                                                 (In Thousands)

                    [A]  Equity in Undistributed Earnings                      $74
                            of Subsidiary

                              Investment in Subsidiary                                       $74

                         To eliminate equity in undistributed
                         earnings recorded by Energy & Minerals, Inc.

                    [B]  Retained Earnings - 1/1/2001                       $1,638

                              Investment in Subsidiaries                                  $1,638

                         To eliminate retained earnings of
                         subsidiary at 1/1/2000 previously recorded by Energy & Minerals, Inc. under the equity method of accounting.



                                     - 28 -

                                                      ENERGY & MINERALS, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 2001
                                                          (In Thousands)

                                                           Energy &     South Jersey                  Eliminations
                                                          Minerals,     Fuel Company                       &         Consolidated
                                                             Inc.           Inc.          Total       Adjustments       Total
                                                         ------------   ------------   ------------   ------------   ------------
Assets

Property, Plant and Equipment:
  Utility Plant, at original cost                                 $0             $0             $0             $0             $0
  Gas Plant Acquisition Adjustment - Net                           0              0              0              0              0
  Gas Stored Underground                                           0              0              0              0              0
    Accumulated Depreciation and Amortization                      0              0              0              0              0
  Nonutility Property and Equipment, at cost                     871            508          1,379              0          1,379
    Accumulated Depreciation                                    (764)           (88)          (852)             0           (852)
                                                         ------------   ------------   ------------   ------------   ------------
      Property, Plant and Equipment - Net                        107            420            527              0            527
                                                         ------------   ------------   ------------   ------------   ------------
Investments:
  Investments in Subsidiaries                                   (654)             0           (654)           654 [1]          0
  Available-for-Sale Securities                                    0              0              0              0              0
  Restricted                                                       0              0              0              0              0
  Investment in Affiliates                                         0              0              0              0              0
                                                         ------------   ------------   ------------   ------------   ------------
      Total Investments                                         (654)             0           (654)           654              0
                                                         ------------   ------------   ------------   ------------   ------------
Current Assets:
  Cash and Cash Equivalents                                      159              6            165              0            165
  Notes Receivable - Associated Companies                      3,120              0          3,120              0          3,120
  Notes Receivable - Affiliate                                     0              0              0              0              0
  Accounts Receivable                                          1,003              0          1,003              0          1,003
  Unbilled Revenues                                                0              0              0              0              0
  Provision for Uncollectibles                                     0              0              0              0              0
  Accounts Receivable - Associated Companies                       8              0              8              0              8
  Natural Gas in Storage, Average Cost                             0              0              0              0              0
  Materials and Supplies, Average Cost                             0              0              0              0              0
  Assets of Discontinued Businesses Held for
   Disposal                                                        0              0              0              0              0
  Accumulated Deferred Income Taxes                                1              0              1              0              1
  Prepaid Taxes                                                    0              0              0              0              0
  Dividends Receivable                                             0              0              0              0              0
  Energy Trading Assets                                            0              0              0              0              0
  Prepayments and Other Current Assets                            24              0             24              0             24
                                                         ------------   ------------   ------------   ------------   ------------
       Total Current Assets                                    4,315              6          4,321              0          4,321
                                                         ------------   ------------   ------------   ------------   ------------
Regulatory and Other Non-Current Assets:
  Gross Receipts & Franchise Taxes                                 0              0              0              0              0
  Environmental Remediation Costs                                  0              0              0              0              0
  Accumulated Deferred Income Taxes                            1,486            451          1,937              0          1,937
  Income Taxes - Flowthrough Depreciation                          0              0              0              0              0
  Deferred Fuel Costs - Net                                        0              0              0              0              0
  Deferred Postretirement Benefit Costs                            0              0              0              0              0
  Energy Trading Assets                                            0              0              0              0              0
  Derivatives                                                      0              0              0              0              0
  Other Regulatory Assets                                          0              0              0              0              0
  Other                                                           15              0             15              0             15
                                                         ------------   ------------   ------------   ------------   ------------
       Total Regulatory and Other Non-Current
        Assets                                                 1,501            451          1,952              0          1,952
                                                         ------------   ------------   ------------   ------------   ------------
             Total Assets                                     $5,269           $877         $6,146           $654         $6,800
                                                         ============   ============   ============   ============   ============

                                     - 29 -

                                                      ENERGY & MINERALS, INC.
                                                    CONSOLIDATING BALANCE SHEET
                                                      AS OF DECEMBER 31, 2001
                                                          (In Thousands)

                                                           Energy &     South Jersey                  Eliminations
                                                          Minerals,     Fuel Company                       &         Consolidated
                                                             Inc.           Inc.          Total       Adjustments       Total
                                                         ------------   ------------   ------------   ------------   ------------
Capitalization and Liabilities

Common Equity:
   Common Stock EMI
    No Par Value
    Authorized - 500,000 shares
    Outstanding - 98,341 shares                              $13,282             $0        $13,282             $0        $13,282
   Common Stock - Subsidiaries                                     0              0              0              0              0
   Premium on Common Stock                                     1,584          1,058          2,642         (1,058)[1]      1,584
   Capital Stock Expense                                           0              0              0              0              0
   Accumulated Other Comprehensive Income                          0              0              0              0              0
   Retained Earnings                                         (13,495)        (1,712)       (15,207)         1,712 [1]    (13,495)
                                                         ------------   ------------   ------------   ------------   ------------
      Total Common Equity                                      1,371           (654)           717            654          1,371
                                                         ------------   ------------   ------------   ------------   ------------

Preferred Stock and Securities of Subsidiary:
   Series B, 8%   -16,904 shares                                   0              0              0              0              0
   8.35% Company - Guaranteed Mandatorily
     Redeemable - 1,400,000 shares                                 0              0              0              0              0
                                                         ------------   ------------   ------------   ------------   ------------
      Total Preferred Stock and Securities of
       Subsidiary                                                  0              0              0              0              0
                                                         ------------   ------------   ------------   ------------   ------------
Long-Term Debt (less current maturities
 & sinking fund requirements)                                      0              0              0              0              0
                                                         ------------   ------------   ------------   ------------   ------------
Current Liabilities:
   Notes Payable - Banks                                           0              0              0              0              0
   Notes Payable - Affiliate                                       0              0              0              0              0
   Current Maturities of Long-Term Debt                            0              0              0              0              0
   Notes Payable - Associated Companies                            0            350            350              0            350
   Accounts Payable                                                3              0              3              0              3
   Accounts Payable to Associated Companies                       47             26             73              0             73
   Customer Deposits                                               0              0              0              0              0
   Accumulated Deferred Income Taxes                              (5)             0             (5)             0             (5)
   Taxes Accrued                                                  (6)           (32)           (38)             0            (38)
   Environmental Remediation Costs                                40            200            240              0            240
   Interest Accrued                                                0              0              0              0              0
   Dividends Delcared                                              0              0              0              0              0
   Energy Trading Liabilities                                      0              0              0              0              0
   Other Current Liabilities                                     370             14            384              0            384
                                                         ------------   ------------   ------------   ------------   ------------
      Total Current Liabilities                                  449            558          1,007              0          1,007
                                                         ------------   ------------   ------------   ------------   ------------
Deferred Credits and Other Non-Current
 Liabilities:
   Pension and Other Postretirement Benefits                     348              0            348              0            348
   Deferred Income Taxes - Net                                   399             50            449              0            449
   Investment Tax Credits                                          0              0              0              0              0
   Environmental Remediation Costs                             2,702            923          3,625              -          3,625
   Energy Trading Liabilities                                      0              0              0              0              0
   Other                                                           0              0              0              0              0
                                                         ------------   ------------   ------------   ------------   ------------
     Total Def. Credits and Other Non-Current
      Liabilities                                              3,449            973          4,422              0          4,422
                                                         ------------   ------------   ------------   ------------   ------------
           Total Capitalization and Liabilities               $5,269           $877         $6,146           $654         $6,800
                                                         ============   ============   ============   ============   ============

                                     - 30 -

                                                      ENERGY & MINERALS, INC.
                                            CONSOLIDATING ADJUSTMENTS AND ELIMINATIONS
                                                 BALANCE SHEET - DECEMBER 31, 2001
                                                          (In Thousands)



    [1]   Premium on Common Stock                                                  $1,058
          Investment in Subsidiary                                                    654

               Retained Earnings                                                                  $1,712

          To eliminate Energy & Minerals, Inc. investment in subsidiary which is maintained on the equity method of accounting.




                 SOUTH JERSEY INDUSTRIES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     AS CONTAINED IN REGISTRANT'S FORM 10-K

1.   Summary of Significant Accounting Policies:

     Consolidation - The consolidated financial statements include the accounts of South Jersey Industries, Inc. (SJI) and its subsidiaries. All significant intercompany accounts and transactions were eliminated. SJI reclassified some previously reported amounts to conform with current year classifications.

     Equity-Based Investments in Affiliates - SJI, either directly or through its wholly-owned subsidiaries, currently holds a 50% non-controlling interest in several affiliated companies and accounts for the investments under the equity method. The operations of these affiliated companies are included in the statements of consolidated income under the caption, Equity in Affiliated Companies (See Note 3).

     Estimates and Assumptions - Our financial statements are prepared to conform with generally accepted accounting principles. Management makes estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. Therefore, actual results could differ from those estimates.

     Regulation - South Jersey Gas Company (SJG) is subject to the rules and regulations of the New Jersey Board of Public Utilities (BPU). We maintain our accounts according to the BPU's prescribed Uniform System of Accounts (See Note 10).

     Revenues - SJG and South Jersey Energy Company (SJE) bill customers monthly. For customers not billed at the end of each month, an accrual is made to recognize unbilled revenues from the date of the last bill to the end of the month.

     The BPU allows SJG to recover the excess cost of gas sold over the cost included in base rates through the Levelized Gas Adjustment Clause (LGAC). We collect these costs on a forecasted basis upon BPU order. SJG defers under- or over-recoveries of gas costs and includes them in the following year's LGAC or other similar recovery mechanism. We pay interest on overcollected LGAC balances based on SJG's approved return on rate base (See Note 10).

     SJG's tariff also includes a Temperature Adjustment Clause (TAC), a Remediation Adjustment Clause (RAC) and a Comprehensive Resource Analysis Clause (CRA). Our TAC reduces the impact of temperature fluctuations on SJG and its customers. The RAC recovers remediation costs of former gas manufacturing plants and the CRA recovers costs associated with our conservation plan. TAC adjustments affect revenue, income and cash flows since colder-than-normal weather can generate credits to customers, while warmer-than-normal weather can result in additional billings. RAC adjustments do not directly affect earnings because we defer and recover these costs through rates over 7-year amortization periods (See Notes 10 &
     14). CRA adjustments are not significant and do not affect earnings.

     Property, Plant & Equipment - For regulatory purposes, utility plant is stated at original cost. Nonutility plant is stated at cost. The cost of adding, replacing and renewing property is charged to the appropriate plant account.

     Depreciation and Amortization - We depreciate utility plant on a straight-line basis over the estimated remaining lives of the various property classes. These estimates are periodically reviewed and adjusted as required after BPU approval. The composite annual rate for all depreciable utility property was approximately 2.8% in 2001, 2000 and 1999. Except for extraordinary retirements, accumulated depreciation is charged with the cost of depreciable utility property retired and removal costs less salvage. Nonutility property depreciation is computed on a straight-line basis over the estimated useful lives of the property, ranging up to 35 years. Gain or loss on the disposition of nonutility property is recognized in net income.

     Impairment of Long-Lived Assets - We review the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended 2001, 2000 and 1999, no such circumstances were identified.

     Energy Trading Activities & Derivative Instruments - SJI's regulated and unregulated subsidiaries are involved in the buying, selling, transporting and storing of natural gas and buying and selling of retail electricity for their own accounts as well as managing these activities for others. As such, these subsidiaries are subject to market risk due to fluctuations in price. To manage this risk, our companies enter into a variety of physical and financial transactions including forward contracts, swaps, futures, and options agreements.

     SJI structured its subsidiaries so that SJG and SJE transact commodities on a physical basis only and do not directly enter into financially-settling positions. South Jersey Resources Group, LLC (SJRG) performs this risk management function for these entities and enters into the types of transactions noted above. Management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in identifying, assessing and controlling various risks. Management reviews any open positions in accordance with strict policies to limit exposure to market risk.

     Effective January 1, 2001, SJI adopted Financial Accounting Standards Board (FASB) Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. All derivatives, whether designated in hedging relationships or not, must be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. As permitted under Statement No. 133, SJI has elected not to designate any energy-related derivative instruments as fair value or cash flow hedges.

     No activities of SJG and SJE are considered subject to the fair value recognition requirements of Statement No. 133.

     SJRG manages its portfolio purchases and sales, as well as natural gas in storage, using a variety of instruments that include forward contracts, swap agreements, option contracts and futures contracts. Because SJRG's transactions will not necessarily settle physically, Statement No. 133 requires that such transactions be accounted for pursuant to the mark-to-market method of accounting. Under this method of accounting, SJRG measures the difference between the contract price and the fair value of the contracts and records these as Energy Trading Assets or Energy Trading Liabilities on our consolidated balance sheets. As of December 31, 2001, the net unrealized pre-tax gain of $3.4 million on energy trading contracts, determined under the mark-to-market method, is included in Cost of Sales - Nonutility. The Cumulative Effect of a Change in Accounting Principle - Net of $148,000 relates to the adoption of Statement No. 133 on January 1, 2001.

     In November 2001, we entered into two interest rate swap contracts. The first swap effectively provides us with a fixed interest rate of 4.08% on Marina Energy LLC's (Marina) tax-exempt Series A variable rate bonds for a 10-year period. The second swap effectively fixes the interest rate of Marina's taxable Series B variable rate bonds at 4.55% for a 6-year period. The notional amount of this second swap decreases by $3.0 million per year beginning in December 2005.

     We entered into interest rate swap agreements to hedge the exposure to increasing rates with respect to our variable rate debt. The differential to be paid or received as a result of these swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense. These interest rate swaps are accounted for as cash flow hedges. As of December 31, 2001, the market value of these swaps was $508,679, which represents the amount we would have to pay the counterparty to terminate these contracts as of that date. This balance is included on the 2001 consolidated balance sheet under the caption Derivatives. As of December 31, 2001, we calculated the swaps to be highly effective; therefore, the offset to the hedge asset is recorded, net of taxes, in Accumulated Other Comprehensive Loss (See Note 8).

     Fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties.

     New Accounting Pronouncements - In June 2001, the FASB issued Statement No. 141, "Business Combinations", Statement No. 142, "Goodwill and Other Intangible Assets" and Statement No. 143, "Accounting for Asset Retirement Obligations." Statement No. 141 applies to all business combinations initiated after June 30, 2001. Statement No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. Statement No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. Statement No. 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SJI expects to adopt Statement Nos. 141 and 142 in 2002 and Statement No. 143 in 2003.

     In August 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective in 2003. This statement prescribes that a single accounting model be used for valuing long-lived assets to be disposed of and broadens the presentation of discontinued operations.

     We are currently evaluating the effects of these pronouncements; however, they are not expected to materially impact SJI's financial condition or results of operations.

     Income Taxes - Deferred income taxes are provided for all significant temporary differences between book and taxable income (See Notes 5 & 6).

     Other Regulatory Assets - Other Regulatory Assets at December 31, 2001 and 2000 consisted of the following items:

                                                          Thousands of Dollars
                                                            2001       2000
                                                           -------    -------
     Environmental Remediation Costs: (Notes 10 & 14)
       Expended - Net                                      $12,831    $18,474
       Liability for Future Expenditures                    48,790     51,029
     Income Taxes - Flowthrough Depreciation (Note 6)        9,575     10,553
     Postretirement Benefit Costs (Note 11)                  4,158      4,536
     Gross Receipts and Franchise Taxes (Note 6)             2,254      2,698
     Other                                                   2,386      1,985
                                                           -------    -------
           Total Regulatory Assets                         $79,994    $89,275
                                                           =======    =======


     Statements of Consolidated Cash Flows - For purposes of reporting cash flows, highly liquid investments with original maturities of three months or less are considered cash equivalents.

2.   Preferred Stock and Securities of Subsidiary:

     Redeemable Cumulative Preferred Stock - Annually, SJG is required to offer to purchase 1,500 shares of its Cumulative Preferred Stock, Series B at par value, plus accrued dividends. SJG may not declare or pay dividends or make distributions on its common stock if preferred stock dividends are in arrears. Preferred shareholders may elect a majority of SJG's directors if four or more quarterly dividends are in arrears.

     Mandatorily Redeemable Preferred Securities - In 1997, SJG's statutory trust subsidiary, SJG Capital Trust (Trust), sold $35 million of 8.35% SJG-Guaranteed Mandatorily Redeemable Preferred Securities. The Trust's only assets are the 8.35% Deferrable Interest Subordinated Debentures issued by SJG maturing April 2037. This is also the maturity date of the Preferred Securities. The Debentures and Preferred Securities are redeemable at SJG's option at a price equal to 100% of the principal amount at any time on or after April 30, 2002.

     SJI has 2,500,000 authorized shares of Preference Stock, no par value, which has not been issued. SJI has registered and reserved for issuance 15,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Preferred Stock) connected with its Shareholder Rights Plan (See
     Note 4).

3.   Divestitures and Affiliations:

     Divestitures - In 1996, Energy & Minerals, Inc. (EMI), an SJI subsidiary, sold the common stock of The Morie Company, Inc. (Morie), its sand mining and processing subsidiary (See Note 14).

     In 1997, R&T Group, Inc., SJI's construction subsidiary, sold all its operating assets, except some real estate.

     SJI conducts tests annually to estimate the environmental remediation costs for properties owned by South Jersey Fuel, Inc. (SJF), an EMI subsidiary, from its previously operated fuel oil business. SJI reports the environmental remediation activity related to these properties as discontinued operations. This reporting is consistent with previous years (See Note 14).

     In 1998, SJE actively traded electricity in the wholesale market, but ceased this activity later that same year and formally exited this segment in 1999.

     In 2001, SJG formally discontinued the merchandising segment of its operations. We have accrued and reflected a liability for anticipated future period expenses of $108,000 in the 2001 amounts in the table below.

     Summarized operating results of the discontinued operations were:

                                               Thousands of Dollars
                                              2001     2000     1999
                                             ------   ------   ------

     Operating Revenues - Merchandising      $1,016   $1,193   $1,536
                                             ======   ======   ======

     Income (Loss) before Income Taxes:
       Sand Mining                           $  719   $ (155)  $ (216)
       Construction                              78        8     (195)
       Fuel Oil                                (113)    (123)     (89)
       Wholesale Electric                    (1,150)    (488)      (8)
       Merchandising                           (351)    (128)      25
     Income Tax Credits                         362      329      209
                                             ------   ------   ------
     Loss from Discontinued Operations-Net   $ (455)  $ (557)  $ (274)
                                             ======   ======   ======

     Earnings Per Common Share from
      Discontinued Operations - Net          $(0.03)  $(0.05)  $(0.02)
                                             ======   ======   ======


     Positive results from sand mining operations in 2001 reflect a settlement with our insurance carrier for previously incurred costs. Wholesale Electric losses increased in 2001 due to the settlement of a creditor claim in bankruptcy.

     Affiliations - In 1996, we formed SJRG to provide natural gas storage, peaking services and transportation capacity for wholesale customers in New Jersey and surrounding states. Prior to January 1, 2001, SJ EnerTrade, Inc., a wholly owned subsidiary of SJE, and UPR Energy Marketing, Inc.
     (UPR) each held a 50% non-controlling interest in SJRG. In January 2001, SJRG became a wholly owned subsidiary of SJI when UPR redeemed its 50% interest in SJRG for the book value of its investment of $2.9 million.

     In 2001, SJRG's operations are included on a consolidated basis. Prior to January 1, 2001, SJI's investment in SJRG was accounted for on the equity method. Had the activity of SJRG been fully consolidated in 2000 and 1999, we would have reported Nonutility Revenues as $229.3 million and $122.0 million, respectively. We would have reported Cost of Sales - Nonutility as $221.0 million and $116.2 million, respectively.

     In January 1999, SJI and Conectiv Solutions, LLC, formed Millennium Account Services, LLC to provide meter reading services in Southern New Jersey.

     In June 1999, SJE and Energy East Solutions, Inc. formed South Jersey Energy Solutions, LLC (SJES) to market retail electricity and energy management services. SJES began supplying retail electric during the first quarter of 2000.

     In April 2000, SJE and GZA GeoEnvironmental, Inc. formed AirLogics, LLC to market a jointly developed air monitoring system designed to assist companies involved in environmental cleanup activities.

     In October 2000, SJI formed Marina, a wholly owned subsidiary, to develop, construct and operate a $50 million thermal energy plant. In December 2000, Marina entered into a 20-year contract with Marina District Development Corporation to supply heat, hot water and cooling to The Borgata Resort. The plant is scheduled for completion in July 2003.

4.   Common Stock:

     SJI has 20,000,000 shares of authorized Common Stock. The following shares were issued and outstanding:

                                              2001         2000         1999
                                           ----------   ----------   ----------
     Beginning of Year                     11,499,701   11,152,175   10,778,990
     New Issues During Year:
       Dividend Reinvestment Plan             354,809      335,427      367,622
       Employees' Stock Ownership Plan          3,707        3,917        4,144
       Stock Option, Stock Appreciation
        Rights and Restricted Stock
        Award Plan                                604        5,545           31
       Directors' Restricted Stock              2,169        2,637        1,388
                                           ----------   ----------   ----------
     End of Year                           11,860,990   11,499,701   11,152,175
                                           ==========   ==========   ==========


     We credited the par value ($1.25 per share) of stock issued in 2001, 2000 and 1999 to Common Stock. We credited the net excess over par value of approximately $10.6 million, $8.5 million and $9.6 million, respectively, to Premium on Common Stock.

     Effective 1996, SJI adopted FASB No. 123, "Accounting for Stock-Based Compensation." This statement defines a fair value based method of accounting for stock-based compensation. As permitted by the statement, we elect to continue measuring compensation costs using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The pro forma effect of adopting the fair value based method of accounting on net income and Earnings Per Share
     (EPS) is less than $0.01 per share for 2001, 2000 and 1999.

     Dividend Reinvestment Plan (DRP) and Employees' Stock Ownership Plan
     (ESOP) - Effective June 1999, newly issued shares of common stock offered through the DRP are issued directly by SJI. Prior to this date, these shares were purchased in the open market. All shares offered through the ESOP continue to be issued directly by SJI. As of December 31, 2001, SJI reserved 1,504,225 and 19,728 shares of authorized, but unissued, common stock for future issuance to the DRP and ESOP, respectively.

     Stock Option, Stock Appreciation Rights and Restricted Stock Award Plan - Under this plan, no more than 306,000 shares in the aggregate may be issued to SJI's officers and other key employees. No options or stock appreciation rights may be granted under the Plan after November 22, 2006. At December 31, 2001, 2000 and 1999, SJI had 2,000, 4,500 and 4,500
     options outstanding, respectively, all exercisable at $24.69 per share. No options were granted in 2001, 2000 or 1999. No stock appreciation rights were issued under the Plan. In 1999, we amended the Plan to include restricted stock awards. In 1999, we granted 5,545 restricted shares and subsequently issued them in 2000. In 2001 and 2000, we granted 44,384 and 10,267 restricted shares, respectively.

     Earnings Per Common Share - We present basic EPS based on the weighted-average number of common shares outstanding. Our stock options and restricted stock outstanding at December 31, 2001, 2000 and 1999 do not dilute our EPS as calculated in accordance with FASB No. 128, "Earnings Per Share."

     Directors' Restricted Stock Plan - Under this Plan, SJI grants annual awards to outside directors which vest over three years. SJI holds shares issued as restricted stock until the attached restrictions lapse. We record the stock's market value on the grant date as compensation expense over the applicable vesting period.

     Shareholder Rights Plan - In September 1996, the board of directors adopted a shareholder rights plan providing for the distribution of one right for each share of common stock outstanding on and after October 11, 1996. Each right entitles its holder to purchase 1/1000 of one share of Series A Preferred Stock at an exercise price of $90 (See Note 2).

     The rights will not be exercisable until after a person or group acquires 10% or more of SJI's common stock and expire if not exercised or redeemed by September 20, 2006.

5.   Income Taxes:

     Total income taxes applicable to operations differs from the tax that would have resulted by applying the statutory Federal Income Tax rate to pre-tax income for the following reasons:

                                                   Thousands of Dollars
                                                2001       2000       1999
                                              --------   --------   --------
     Tax at Statutory Rate                    $ 14,667   $ 13,555   $ 12,082
     Increase (Decrease) Resulting from:
       State Income Taxes                        4,391      4,873      3,893
       Amortization of ITC                        (347)      (335)      (390)
       Tax Depreciation Under Book
        Depreciation on Utility Plant              664        664        664
       Other - Net                                 (80)       (46)       169
                                              --------   --------   --------
     Income Taxes:
       Continuing Operations                    19,295     18,711     16,418
       Discontinued Operations                    (362)      (329)      (209)
       Cumulative Effect of a Change
        in Accounting Principle                    103          -          -
                                              --------   --------   --------
     Net Income Taxes                         $ 19,036   $ 18,382   $ 16,209
                                              ========   ========   ========


     The provision for Income Taxes is comprised of the following:

                                                   Thousands of Dollars
                                                2001       2000       1999
                                              --------   --------   --------
     Current:
       Federal                                $  8,306   $  2,801   $  6,143
       State                                     3,678      2,052      3,216
                                              --------   --------   --------
           Total Current                        11,984      4,853      9,359
                                              --------   --------   --------
     Deferred:
       Federal:
         Excess of Tax Depreciation Over
          Book Depreciation - Net                4,668      5,220      5,496
         Deferred Fuel Costs                       794     12,157      1,909
         Environmental Costs - Net              (1,850)    (2,504)    (1,058)
         Alternative Minimum Tax                 2,851     (1,694)       676
         Benefit of State Tax                      251       (984)      (236)
         Other - Net                               226       (823)       (15)
       State                                       718      2,821        677
                                              --------   --------   --------
           Total Deferred                        7,658     14,193      7,449
                                              --------   --------   --------
     ITC                                          (347)      (335)      (390)
                                              --------   --------   --------
       Income Taxes:
         Continuing Operations                  19,295     18,711     16,418
         Discontinued Operations                  (362)      (329)      (209)
         Cumulative Effect of a Change
          in Accounting Principle                  103          -          -
                                              --------   --------   --------
     Net Income Taxes                         $ 19,036   $ 18,382   $ 16,209
                                              ========   ========   ========

     The net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes resulted in the following deferred tax liabilities at December 31:

                                                      Thousands of Dollars
                                                         2001      2000
                                                        -------   -------
     Current:
       Deferred Fuel Costs                              $25,054   $24,519
       Derivatives / Unrealized Gain                      1,435         -
       Other                                                140       (69)
                                                        -------   -------
           Current Deferred Tax Liability - Net         $26,629   $24,450
                                                        =======   =======
     Non-Current:
       Book versus Tax Basis of Property                 85,569    81,715
       Environmental                                      2,761     5,144
       Excess Protected                                   3,225     3,290
       Deferred Regulatory Costs                          1,660     1,387
       Minimum Pension Liability                         (1,382)        -
       Deferred State Tax                                (2,126)   (1,925)
       ITC Basis Gross Up                                (2,249)   (2,428)
       Alternative Minimum Tax                           (1,080)   (4,895)
       Other                                             (1,661)   (1,701)
                                                        -------   -------
           Non-Current Deferred Tax Liability - Net     $84,717   $80,587
                                                        =======   =======


6.   Federal and Other Regulatory Tax Assets and Deferred Credits:

     The primary asset created by adopting FASB Statement No. 109, "Accounting for Income Taxes," was Income Taxes - Flowthrough Depreciation in the amount of $17.6 million as of January 1, 1993. This amount represented excess tax depreciation over book depreciation on utility plant because of temporary differences for which, prior to Statement No. 109, deferred taxes previously were not provided. SJG previously passed these tax benefits through to ratepayers. SJG is recovering the amortization of the regulatory asset through rates over 18 years which began in December 1994.

     The Investment Tax Credit (ITC) attributable to SJG was deferred and continues to be amortized at the annual rate of 3%, which approximates the life of related assets.

     SJG deferred $11.8 million resulting from a change in the basis for accruing the Gross Receipts & Franchise Tax in 1978 and is amortizing it on a straight-line basis to operations over 30 years beginning that same year.

7.   Financial Instruments:

     Restricted Investments - In accordance with the terms of Marina's bond agreements, we are required to invest unused proceeds in high-quality, highly-liquid investments pending approved construction expenditures. As of December 31, 2001, these proceeds totalled $14.4 million.

     SJRG maintains a margin account with a national investment firm to support its energy trading activities. As of December 31, 2001, the account balance approximated $8.6 million.

     Long-Term Debt - We estimate the fair values of SJI's long-term debt, including current maturities, as of December 31, 2001 and 2000, to be $288.0 and $219.1 million, respectively. Carrying amounts are $269.0 and $216.9 million, respectively. We base the estimates on interest rates available to SJI at the end of each year for debt with similar terms and maturities. SJI retires debt when it is cost effective as permitted by the debt agreements.

     Other Financial Instruments - The carrying amounts of SJI's other financial instruments approximate their fair values at December 31, 2001 and 2000.

8.   Comprehensive Income:

     The components of comprehensive income are as follows:

                                                   Thousands of Dollars
                                                 2001      2000      1999
                                                -------   -------   -------

     Net Income Applicable to Common Stock      $26,562   $24,184   $21,688
                                                =======   =======   =======
     Other Comprehensive (Loss) Income:
       Minimum Pension Liability
        Adjustment - Net                         (1,988)        -         -
       Change in Fair Value of
        Derivatives - Net                           301         -         -
                                                -------   -------   -------
     Total Other Comprehensive Loss              (1,687)        -         -
                                                -------   -------   -------
     Comprehensive Income                       $24,875   $24,184   $21,688
                                                =======   =======   =======


9.   Segments of Business:

     Information about SJI's operations in different industry segments is presented below:

                                                     Thousands of Dollars
                                                  2001       2000       1999
                                                --------   --------   --------
     Operating Revenues:
       Gas Utility Operations                   $475,918   $446,303   $349,518
       Wholesale Gas Operations                  367,086          -          -
       Retail Gas and Other Operations            97,174     83,607     48,920
                                                --------   --------   --------
           Subtotal                              940,178    529,910    398,438
       Intersegment Sales                       (102,837)   (15,963)    (7,360)
                                                --------   --------   --------
           Total Operating Revenues             $837,341   $513,947   $391,078
                                                ========   ========   ========
     Operating Income:
       Gas Utility Operations                   $ 60,409   $ 62,789   $ 59,455
       Wholesale Gas Operations                    4,778          -          -
       Retail Gas and Other Operations             3,984      3,488      1,360
       General Corporate                            (110)       205        744
                                                --------   --------   --------
           Total Operating Income               $ 69,061   $ 66,482   $ 61,559
                                                ========   ========   ========

     Depreciation and Amortization:
       Gas Utility Operations                   $ 23,332   $ 22,986   $ 21,676
       Wholesale Gas Operations                        8          -          -
       Retail Gas and Other Operations                78         99         59
       Discontinued Operations                        28         19         30
                                                --------   --------   --------
           Total Depreciation
            and Amortization                    $ 23,446   $ 23,104   $ 21,765
                                                ========   ========   ========

     Property Additions:
       Gas Utility Operations                   $ 47,799   $ 47,116   $ 47,390
       Wholesale Gas Operations                       61          -          -
       Retail Gas and Other Operations               163        275        390
       Thermal Energy Operations                  17,915      2,985          -
                                                --------   --------   --------
           Total Property Additions             $ 65,938   $ 50,376   $ 47,780
                                                ========   ========   ========

     Identifiable Assets:
       Gas Utility Operations                   $858,002   $842,082   $750,239
       Wholesale Gas Operations                   82,596          -          -
       Retail Gas and Other Operations            19,092     22,138     14,049
       Thermal Energy Operations                  35,672      2,985          -
       Discontinued Operations                     2,182      2,243      2,326
                                                --------   --------   --------
           Subtotal                              997,544    869,448    766,614
       Corporate Assets                           33,505     20,338     15,744
       Intersegment Assets                       (43,204)   (19,807)   (15,433)
                                                --------   --------   --------
           Total Identifiable Assets            $987,845   $869,979   $766,925
                                                ========   ========   ========

     Gas Utility Operations consist primarily of natural gas distribution to residential, commercial and industrial customers. Wholesale Gas Operations include SJRG's activities. Retail Gas and Other Operations include natural gas and electricity acquisition and transportation service companies. Thermal Energy Operations consist of Marina's construction and related financing activities (See Note 3).

     SJI's interest expense relates primarily to SJG's borrowing and financing activities. Interest income is essentially derived from borrowings between the subsidiaries and is eliminated during consolidation.

10.  Regulatory Actions:

     In January 1997, the BPU granted SJG a 9.62% rate of return on rate base, which included an 11.25% return on common equity. Additionally, SJG's threshold for sharing pre-tax margins generated by interruptible and off-system sales and transportation (Sharing Formula) increased. SJG keeps 100% of pre-tax margins up to the threshold level of $7.8 million and 20% of margins above that level. In 1998, the BPU revised the Sharing Formula to credit the first $750,000 above the current threshold level to the LGAC customers. Thereafter, SJG keeps 20% of the pre-tax margins as it has historically.

     In September 1999, the BPU approved an annual recovery level of $6.5 million for remediation costs expended from August 1995 through July 1998. This represents an annual increase of approximately $4.5 million over the recovery previously included in rates. In January 2000, the BPU approved the recovery of carrying costs on unrecovered remediation costs and a proposal by SJG to keep its current RAC rate in effect through October 2002. However, due to substantial RAC insurance recoveries, in October 2001, SJG filed for a RAC rate decrease. This proposal would reduce the annual recovery level to $4.2 million, if approved.

     Effective January 10, 2000, the BPU approved full unbundling of SJG's system. This allows all natural gas consumers to select their natural gas supplier. As of December 31, 2001, 39,998 of SJG's residential customers were purchasing their gas commodity from someone other than SJG. The bills of those using a gas supplier other than SJG are reduced for cost of gas charges and applicable taxes. SJG's net income, financial condition and margins are not affected as a result of the unbundling.

     The BPU approved a modification to SJG's LGAC whereby under-recovered gas costs of $11.9 million as of October 31, 1999, and carrying costs thereon, are being recovered over three years beginning January 2000.

     On November 16, 2000, the BPU approved an increase in SJG's LGAC in response to unprecedented natural gas price run-ups during 2000. The impact of the initial increase was approximately 19% to a typical residential heating customer. The BPU also approved the creation of a flexible pricing mechanism, allowing additional 2% increases each month from December 2000 through July 2001.

     On November 15, 2001, SJG filed for a $17.6 million reduction to its LGAC and for recovery of a 3-year net deficiency in the TAC amounting to $2.7 million. The BPU approved the LGAC reduction effective December 1, 2001. Also on December 1, 2001, SJG implemented recovery of its October 31, 2001 under-recovered gas costs. We will recover $48.9 million over three years including interest accrued since April 1, 2001. We will also recover interest for the 3-year amortization period at a rate of 5.75%.

11.  Pensions & Other Postretirement Benefits:

     SJI has several defined benefit pension plans and other postretirement benefit plans. The pension plans provide annuity payments to substantially all full-time, regular employees upon retirement. The other postretirement benefit plans provide health care and life insurance benefits to some retirees.

     The BPU authorized SJG to recover costs related to postretirement benefits other than pensions under the accrual method of accounting consistent with FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." We deferred amounts accrued prior to that authorization and are amortizing them as allowed by the BPU. The unamortized balance of $4.2 million at December 31, 2001 is recoverable in rates. We are amortizing this amount over 15 years which started January 1998.

     Net periodic benefit cost related to the pension and other postretirement benefit insurance plans consisted of the following components:

                                          Thousands of Dollars
                                 Pension Benefits        Other Benefits
                               2001    2000    1999    2001    2000    1999
                              ------  ------  ------  ------  ------  ------
     Service Cost             $2,120  $1,988  $2,245  $1,063  $  996  $1,098
     Interest Cost             4,923   4,577   4,211   1,898   1,746   1,593
     Expected Return on
      Plan Assets             (5,314) (4,790) (4,280)   (895)   (726)   (675)
     Amortization of
      Transition Obligation       72      72      72     772     772     772
     Amortization of Loss
      (Gain) and Other           372     320     436      (3)    (78)      -
                              ------  ------  ------  ------  ------  ------
     Net Periodic
      Benefit Cost            $2,173  $2,167  $2,684  $2,835  $2,710  $2,788
                              ======  ======  ======  ======  ======  ======


     A reconciliation of the Plans' benefit obligations, fair value of plan assets, funded status and amounts recognized in SJI's consolidated balance sheets follows:

                                               Thousands of Dollars
                                        Pension Benefits     Other Benefits
                                         2001      2000      2001      2000
                                       --------  --------  --------  --------
     Change in Benefit Obligations:
     Benefit Obligation at
      Beginning of Year                $ 64,086  $ 59,530  $ 24,807  $ 22,841
       Service Cost                       2,120     1,988     1,063       996
       Interest Cost                      4,923     4,577     1,898     1,746
       Actuarial Loss and Other           4,606       991     1,606       311
       Benefits Paid                     (3,195)   (3,000)     (745)   (1,087)
                                       --------  --------  --------  --------
     Benefit Obligation
      at End of Year                   $ 72,540  $ 64,086  $ 28,629  $ 24,807
                                       ========  ========  ========  ========
     Change in Plan Assets:
     Fair Value of Plan Assets at
      Beginning of Year                $ 60,084  $ 53,320  $ 11,970  $  9,472
       Actual Return on Plan Assets      (9,031)    7,261      (619)      652
       Employer Contributions             2,500     2,503     2,859     2,933
       Benefits Paid                     (3,195)   (3,000)     (745)   (1,087)
                                       --------  --------  --------  --------
     Fair Value of Plan Assets at
      End of Year                      $ 50,358  $ 60,084  $ 13,465  $ 11,970
                                       ========  ========  ========  ========

     Funded Status                     $(22,182) $ (4,002) $(15,164) $(12,837)
       Unrecognized Prior
        Service Cost                      3,536     3,082         -         -
       Unrecognized Net Obligation
        Assets from Transition              143       215     8,489     9,261
       Unrecognized Net
        Loss (Gain) and Other            15,609    (2,516)      (63)   (3,186)
                                       --------  --------  --------  --------
     Accrued Net Benefit Cost at
      End of Year                      $ (2,894) $ (3,221) $ (6,738) $ (6,762)
                                       ========  ========  ========  ========


     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets as of December 31, 2001 were $38.1 million, $32.0 million and $27.9 million, respectively. As of December 31, 2000, the accumulated benefit obligations did not exceed plan assets.

     Assumptions used in the accounting for these plans were:

                                     Pension Benefits      Other Benefits
                                       2001    2000        2001    2000
                                       -----   -----       -----   -----
     Discount Rate                     7.25%   7.75%       7.25%   7.75%
     Expected Return on Plan Assets    9.00%   9.00%       7.50%   7.50%
     Rate of Compensation Increase     4.10%   4.60%          -       -


     The assumed health-care cost trend rates used in measuring the accumulated postretirement benefit obligation as of December 31, 2001 are: Medical and Drug - 5.5% in 2001 for participants age 65 or older, remaining level thereafter; and 6.5% in 2001 for participants under age 65, grading to 5.5% in 2005; Dental - 6.5% in 2001, grading to 5.5% in 2005.

     A 1% change in the assumed health-care cost trend rates for SJI's postretirement health care plans in 2001 would have the following effects:

                                                    Thousands of Dollars
                                                 1% Increase     1% Decrease

     Effect on the aggregate of the service
      and interest cost components                 $   404         $  (331)
     Effect on the postretirement benefit
      obligation                                   $ 3,182         $(2,642)


12.  Retained Earnings:

     Restrictions exist under various loan agreements regarding the amount of cash dividends or other distributions that SJG may pay on its common stock. SJI's total equity in its subsidiaries' retained earnings, which is free of these restrictions, was $65.4 million as of December 31, 2001.

13.  Unused Lines of Credit and Compensating Balances:

     Unused lines of credit available at December 31, 2001 were $42.6 million. Borrowings under these lines of credit are at market rates. The weighted borrowing cost, which changes daily, was 3.08% and 7.37% at December 31, 2001 and 2000, respectively. We maintain demand deposits with lending banks on an informal basis and they do not constitute compensating balances.

14.  Commitments and Contingencies:

     Construction and Environmental - SJI's estimated net cost of construction and environmental remediation programs for 2002 totals $91.5 million. Commitments were made regarding some of these programs.

     Gas Supply Contracts - SJG, in the normal course of business, has entered into long-term contracts for natural gas supplies, firm transportation and gas storage service. The earliest that any of these contracts expires is 2002. The transportation and storage service agreements between SJG and its interstate pipeline suppliers were made under Federal Energy Regulatory Commission approved tariffs. SJG's cumulative obligation for demand charges and reservation fees paid to suppliers for these services is approximately $4.6 million per month, recovered on a current basis through the LGAC.

     Pending Litigation - SJI is subject to claims arising in the ordinary course of business and other legal proceedings. We accrue liabilities when these claims become apparent for amounts we believe these claims may be settled. We also maintain insurance and record probable insurance recoveries relating to outstanding claims. In management's opinion, the ultimate disposition of these claims will not have a material adverse effect on SJI's financial position, results of operations or liquidity.

     Standby Letters of Credit - SJI provided a $17 million standby letter of credit to Marina District Development Corporation in support of Marina's contractual obligations to construct the thermal energy plant and to supply heat, hot water and cooling to The Borgata Resort. This letter of credit was reduced to $14.3 million as of December 30, 2001.

     As of December 31, 2001, SJI also provided $29 million of standby letters of credit supporting the variable rate demand bonds issued through the New Jersey Economic Development Authority by Marina. A commercial bank has committed to issuing up to $46 million of annually renewing letters of credit to support development of Marina's thermal plant project.

     Environmental Remediation Costs - SJI incurred and recorded costs for environmental clean up of sites where SJG or its predecessors operated gas manufacturing plants. SJG stopped manufacturing gas in the 1950s. SJI and some of its nonutility subsidiaries also recorded costs for environmental cleanup of sites where SJF previously operated a fuel oil business and Morie maintained equipment, fueling stations and storage.

     SJI successfully entered into settlements with all of its historic comprehensive general liability carriers regarding the environmental remediation expenditures at the SJG sites. Also, SJG purchased a Cleanup Cost Cap Insurance Policy limiting the amount of remediation expenditures that SJG will be required to make at 11 of its sites. This Policy will be in force for a 25-year period at 10 sites and for a 30-year period at one site. The following future cost estimates were not reduced by insurance recoveries from settlements or the Cleanup Cost Cap Insurance Policy.

     Since the early 1980s, SJI accrued environmental remediation costs of $132.9 million, of which $80.1 million was spent as of December 31, 2001.

     With the assistance of a consulting firm, we estimate that future costs to clean up SJG's sites will range from $48.8 million to $143.5 million. We recorded the lower end of this range as a liability. It is reflected on the 2001 consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. Recorded amounts include estimated costs based on projected investigation and remediation work plans using existing technologies. Actual costs could differ from the estimates due to the long-term nature of the projects, changing technology, government regulations and site-specific requirements. The major portion of accrued environmental costs relate to the clean up of SJG's former gas manufacturing sites.

     SJG has two regulatory assets associated with environmental costs (See
     Note 1). The first asset is titled Environmental Remediation Cost:
     Expended - Net. These expenditures represent what was actually spent to clean up former gas manufacturing plant sites. These costs meet the requirements of FASB Statement No. 71, "Accounting for the Effects of Certain Types of Regulation." The BPU allows SJG to recover expenditures through the RAC (See Note 10).

     The other asset titled Environmental Remediation Cost: Liability for Future Expenditures relates to estimated future expenditures determined under the guidance of FASB Statement No. 5, "Accounting for Contingencies." We recorded this amount, which relates to former manufactured gas plant sites, as a deferred debit with the corresponding amount reflected on the consolidated balance sheet under the captions Current Liabilities and Deferred Credits and Other Non-Current Liabilities. The deferred debit is a regulatory asset under Statement No.
     71. The BPU's intent, evidenced by current practice, is to allow SJG to recover the deferred costs after they are spent over 7-year periods.

     As of December 31, 2001, we reflected SJG's unamortized remediation costs of $12.8 million on the consolidated balance sheet under the caption Regulatory Assets. Since implementing the RAC in 1992, SJG recovered $29.2 million through rates (See Note 10).


     With Morie's sale, EMI assumed responsibility for environmental liabilities estimated between $2.7 million and $8.8 million. The information available on these sites is sufficient only to establish a range of probable liability and no point within the range is more likely than any other. Therefore, EMI continues to accrue the lower end of the range. Changes in the accrual are included in the statements of consolidated income under the caption Loss from Discontinued Operations - Net.

     SJI and SJF estimated their potential exposure for the future remediation of four sites where fuel oil operations existed years ago. Estimates for SJI's site range between $0.1 million and $0.4 million, while SJF's estimated liability ranges from $1.1 million to $4.9 million for its three sites. We recorded the lower ends of these ranges on the 2001 consolidated balance sheet under Current Liabilities and Deferred Credits and Other Non-Current Liabilities as of December 31, 2001.